SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Image Sensing Systems, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

45244C104

(CUSIP Number)

April 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45244C104	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons Panos G. Michalopoulos
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Florida, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 189,773
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 189,773
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,773
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☑(1)
11.	Percent of Class Represented by Amount in Row 9 3.54%
12.	Type of Reporting Person (see instructions) IN

(1)The Schedule 13D (Amendment No. 1) filed by Dr. Michalapoulos on September 5, 2006 reported that the shares then reported as being owned by him included 182,336 shares of common stock held by Ms. Betty Papapanou (the former spouse of Dr. Michalopoulos). Because Dr. Michalopoulos did and does not have voting or dispositive power with respect to these shares, he disclaims beneficial interest with respect to these shares.

CUSIP No. 45244C104	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Transatlantic Emporium & Technology Exchange L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 189,773
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 189,773
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,773
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 3.54%
12.	Type of Reporting Person (See instructions) OO

CUSIP No. 45244C104	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: Image Sensing Systems, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 400 Spruce Tree Centre, 1600 University Avenue West, St. Paul, MN 55104
Item 2(a).	Name of Person Filing: The names of the persons filing this report (collectively, the “Reporting Persons”) are: Panos G. Michalopoulos Transatlantic Emporium & Technology Exchange L.L.C.
Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

C/o Panos G. Michalopoulos, 631 Riverview Boulevard, Apartment 405, Deerfield Beach, FL 33441

Item 2(c).	Citizenship: Dr. Michalopoulos is a resident of Florida, United States of America. Transatlantic Emporium & Technology Exchange L.L.C. is a Delaware limited liability company.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 45244C104
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP No. 45244C104	13G	Page 5 of 7 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	189,773*

(b)	Percent of Class:	3.54%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	189,773*

(ii)	Shared power to vote or to direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	189,773*

(iv)	Shared power to dispose or to direct the disposition of	-0-

*	The ownership percentages reported are based upon 5,354,337 shares of common stock outstanding as of April 30, 2021 as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed by Image Sensing Systems, Inc. with the Securities and Exchange Commission on May 3, 2021. Transatlantic Emporium & Technology Exchange L.L.C. (“Transatlantic”) is the record holder of all of the shares. Dr. Michalopoulos controls Transatlantic and owns 100% of the equity interests of Transatlantic.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

CUSIP No. 45244C104	13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of a Group. Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45244C104	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 21, 2021

		By:	/s/ Panos G. Michalopoulos
		Name:	Panos G. Michalopoulos

Date:	May 21, 2021
		Name:	Transatlantic Emporium & Technology Exchange L.L.C.
		By:	/s/ Panos G. Michalopoulos
Panos G. Michalopoulos
Its Owner